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                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                            -----------------------

                               SCHEDULE 14D-9/A
                               (Amendment No. 1)

                     Solicitation/Recommendation Statement
                      Pursuant to Section 14(d)(4) of the
                        Securities Exchange Act of 1934

                            -----------------------

                                RENO AIR, INC.
                                --------------
                           (Name of Subject Company)

                                RENO AIR, INC.
                                --------------
                     (Name of Person(s) Filing Statement)

                    COMMON STOCK, PAR VALUE $.01 PER SHARE
          SERIES A CUMULATIVE CONVERTIBLE EXCHANGEABLE PREFERRED STOCK
                           PAR VALUE $.001 PER SHARE
                         (Title of Class of Securities)

                                  759741101
                                     AND
                                  759741705
                    ((CUSIP) Number of Class of Securities)

                            -----------------------

                               STEVEN A. ROSSUM
                            SENIOR VICE PRESIDENT,
                               GENERAL COUNSEL,
                            AND CORPORATE SECRETARY
                                RENO AIR, INC.
                                220 EDISON WAY
                               RENO, NEVADA 89502
                           TELEPHONE:  (702) 954-5000
                  ---------------------------------------------
                  (Name, address and telephone number of person
                 authorized to receive notice and communications
                   on behalf of the person(s) filing statement)

                                   Copies to:
                             Lawrence Lederman, Esq.
                         Milbank, Tweed, Hadley & McCloy
                             1 Chase Manhattan Plaza
                               New York, NY 10005
                                 (212) 530-5000

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        This Amendment No. 1 amends and supplements the
Solicitation/Recommendation Statement on Schedule 14D-9 filed with the Securities and Exchange Commission (the "Commission") on November 24, 1998 (as amended and supplemented, the "Schedule 14D-9") by Reno Air, Inc., a Nevada corporation (the "Company"), with respect to the offer by Bonanza Acquisitions, Inc., a Nevada corporation ("Purchaser") and a wholly-owned subsidiary of American Airlines, Inc., a Delaware corporation and a wholly-owned subsidiary of AMR Corporation, disclosed in a Tender Offer Statement on Schedule 14D-1 filed with the Commission on November 24, 1998, as the same may be amended from time to time, to purchase all of the issued and outstanding shares of (i) Common Stock, par value $.01 per share, of the Company (the "Common Shares") at a price of $7.75 per Common Share (or any greater amount paid per Common Share pursuant to the Offer (as defined below)) and (ii) Series A Cumulative Convertible Exchangeable Preferred Stock, par value $.001 per share, of the Company (the "Preferred Shares") at an initial price of $27.50 per Preferred Share and thereafter declining as provided in the Offer (or any greater amount paid per Preferred Share pursuant to the Offer) plus accrued and unpaid dividends thereon, in each case net to the seller in cash, upon the terms and subject to the conditions set forth in Purchaser's Offer to Purchase, dated November 24, 1998, and the related Letters of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer"). Capitalized terms used herein but not defined herein have the same meanings ascribed to them in the Schedule 14D-9.

ITEM 8.  ADDITIONAL INFORMATION TO BE FURNISHED.

        Item 8 of the Schedule 14D-9 is hereby amended and supplemented as follows:

        On December 8, 1998, at 11:59 p.m., the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, relating to the purchase of Common Shares pursuant to the Common Stock Offer, expired. Accordingly, the condition to the Common Stock Offer requiring the expiration or early termination of such waiting period has been satisfied. A press release relating to the foregoing is filed as Exhibit (a)(8) hereto and is incorporated herein by reference.

ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS.

        Item 9 of the Schedule 14D-9 is hereby amended and supplemented to add the following:

Exhibit Number    Description
--------------    -----------

Exhibit (a)(8)    Text of press release issued by American Airlines, Inc. and
                  Reno Air, Inc. on December 9, 1998.



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                                   SIGNATURE


        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  December 10, 1998


                                         RENO AIR, INC.

                                         By: /s/ STEVEN A. ROSSUM
                                            ----------------------------
                                         Name:  Steven A. Rossum
                                         Title:  Senior Vice President,
                                                   General Counsel, and
                                                   Corporate Secretary






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